Exhibit 99.1
INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Atlantica Yield plc:

We have audited the accompanying financial statements of Myah Bahr Honaine S.p.a. (the "Company"), which comprise the statement of financial position as of December 31, 2017 and 2016, and the related statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Myah Bahr Honaine S.p.a. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with IFRS as issued by the International Accounting Standards Board.

Other Matter

The accompanying statements of income, comprehensive income, changes in equity and cash flows of Myah Bahr Honaine S.p.a. for the year ended December 31, 2018, were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Deloitte Algérie Sarl

Algiers, Algeria

February 26, 2018

Financial statements of Myah Bahr Honaine S.p.a as of December 31, 2018 and for the year ended December 31, 2018, 2017 and 2016

Statement of financial position
Amounts in thousands of Usd

	As of December 31,
	Notes (1)	2018 (unaudited)	2017
Non-current assets

Contracted concessional assets	5	176,871	185,273
Financial investments	6	355	361
Total non-current assets		177,226	185,634

Current assets

Trade and other receivables	6&7	9,439	8,936
Prepayments	6	69	27
Financial investments	5&6	37,105	32,531
Cash and cash equivalents	6&8	23,028	28,785
Total current assets		69,641	70,279

Total assets		246,867	255,913

Equity and liabilities

Share capital	9	45,989	45,989
Legal reserve	9	4,457	4,457
Retained earnings		116,410	112,562
Profit/(loss) for the year		28,519	29,158
Currency translation differences		(44,252)	(40,739)
Total equity		151,123	151,427

Non-current liabilities

Long-term project debt		79,788	89,387
Provisions		2,776	936
Total non-current liabilities	6&10	82,564	90,323

Current liabilities

Related parties	6&13	1,913	2,300
Short-term project debt	6&10	9,590	11,047
Trade and other payables	6&10	1,677	816
Total current liabilities		13,180	14,163

Total equity and liabilities		246,867	255.913

(1)	Notes 1 to 14 are an integral part of the financial statements

Income Statement
Amounts in thousands of Usd

		For the year ended December 31,
	Notes (1)	2018 (unaudited)	2017	2016

Revenue	12	50,612	51,459	47,828
Other operating income		17	7	12
Employee benefit expenses		(385)	(356)	(453)
Depreciation, amortization and impairment charges		(194)	(22)	(21)
Other operating expenses	12	(17,946)	(17,926)	(17,898)
Operating profit		32,104	33,162	29,468

Financial income	12	74	133	37
Financial expenses	12	(3,659)	(4,137)	(4,538)
Financial expenses, net		(3,585)	(4,004)	(4,501)

Profit before income tax		28,519	29,158	24,967

Income tax		-	-	-
Profit for the year		28,519	29,158	24,967

(1)	Notes 1 to 14 are an integral part of the financial statements

Statements of comprehensive income
Amounts in thousands of Usd

	For the year ended December 31,
	2018 (unaudited)	2017	2016

Profit for the year	28,519	29,158	24,967
Items that may be subject to transfer to income statement
Currency translation differences	(3,513)	(6,806)	(3,587)
Total comprehensive income for the year	25,006	22,352	21,380

Statements of changes in equity
Amounts in thousands of Usd

	Notes (1)	Share capital	Retained earnings	Legal reserve	Profit for the year	Currency translation differences	Total Equity

Balance at December 31, 2015		45,989	88,618	3,484	33,530	(30,346)	141,275

Distribution of prior year results		-	32,557	973	(33,530)	-	-
Dividend distribution			(21,322)	-	-	-	(21,322)
Profit for the year		-	-	-	24,967	-	24,967
Currency translation differences		-	-	-	-	(3,587)	(3,587)

Balance at December 31, 2016		45,989	99,853	4,457	24,967	(33,933)	141,333

Distribution of prior year result		-	24,967	-	(24,967)	-	-
Dividend distribution		-	(12,258)	-	-	-	(12,258)
Profit for the year		-	-	-	29,158		29,158
Currency translation differences		-	-	-	-	(6,806)	(6,806)

Balance at December 31, 2017		45,989	112,562	4,457	29,158	(40,739)	151,427
Application of new accounting standard (See Note 2)		-	(5,763)	-	-	-	(5,763)
Balance at January 1, 2018		45,989	106,799	4,457	29,158	(40,739)	145,664

Distribution of prior year result		-	29,158	-	(29,158)	-	-
Dividend distribution		-	(19,547)	-	-	-	(19,547)
Profit for the year		-	-	-	28,519		28,519
Currency translation differences		-	-	-	-	(3,513)	(3,513)

Balance at December 31, 2018		45,989	116,410	4,457	28,519	(44,252)	151,123

(1)	Notes 1 to 14 are an integral part of the financial statements

Statements of cash flow
Amounts in thousands of Usd

		For the year ended December 31,
	Notes (1)	2018 (unaudited)	2017	2016
I. Profit for the year		28,519	29,158	24,967
Non-monetary adjustments
Depreciation, amortization and impairment charges		194	22	21
Finance (income)/expenses		3,585	4,004	4,501
Other non-monetary items		(5,143)	(6,238)	3,336

II. Profit for the year adjusted by non-monetary items		27,155	26,946	32,825

III. Variations in working capital		(992)	(2,114)	(3,391)

Net interest paid		(3,525)	(4,014)	(4,535)

A. Net cash provided by operating activities		22,638	20,818	24,899

Investment in contracted concessional assets		(27)	(21)	(67)

B. Net cash used in investing activities		(27)	(21)	(67)

Repayment of Project debt		(8,777)	(8,878)	(8,659)
Dividends paid to company´s shareholders		(19,547)	(12,258)	(21,322)

C. Net cash used in financing activities		(28,324)	(21,136)	(29,982)

Net increase/(decrease) in cash and cash equivalents		(5,713)	(339)	(5,150)

Cash and cash equivalents at beginning of the year		28,785	29,214	34,367
Translation differences on cash and cash equivalents		(44)	(90)	(4)

Cash and cash equivalents at end of the year		23,028	28,785	29,214

(1)	Notes 1 to 14 are an integral part of the financial statements

Notes to the financial statements for the year ended December 31, 2018, 2017 and 2016

Note 1.-  Nature of the business

Myah Bahr Honaine S.p.a. (“MBH” or “the Company”), was incorporated in Algeria as a Société par actions on September 16, 2006.

The main activity of the Company is the operation of a water desalination plant located in Taffsout, Algeria, near three important cities: Oran, to the northeast, and Sidi Bel Abbés and Tlemcen, to the southeast. The offices are located in Dely Ibrahim, Alger (Algeria).

The technology selected for the Honaine plant is currently the most commonly used in this kind of project. It consists in desalination using membranes by reverse osmosis. MBH has a capacity of seven million of cubic feet (M ft3) per day of desalinated water and has been in operation since July 2012. The project serves a population of approximately 1 million.

The water purchase agreement is a U.S. dollar indexed 25-year take-or-pay contract with Sonatrach/Algerienne des Eaux (“ADE”), from Commercial Operation Date (“COD”) in July 2012. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

The following table provides an overview of the concessional asset:

Asset	Type	Location	Capacity (Gross)	Counterparty Credit Ratings	COD(1)	Contract Years Left(2)
Honaine	Water	Algeria	7 M ft3/ day	Not rated	2012	19

(1)	Commercial Operation Date (“COD”).
(2)	As of December 31, 2018.

On February 3, 2015, Atlantica Yield Plc (“Atlantica”) completed the acquisition of 25.5% of MBH held by Abengoa.  The Company is currently 49% owned by Algerian Energy Company, SPA (“AEC”)1 and 51% by Geida Tlemcen, S.L. At the same time, Geida Tlemcen S.L. is 50% owned by Sacyr Agua, S.L., a subsidiary of Sacyr, S.A., and 50% by ABY Concessions Infrastructures, S.LU., a subsidiary of Atlantica (see Note 9).

Atlantica is a public limited company listed on the NASDAQ Global Select Market and incorporated in England and Wales. It is a total return company that owns, manages, and acquires renewable energy, efficient natural gas, electric transmission lines and water revenue-generating assets, focused on North America (United States and Mexico), South America (Peru, Chile and Uruguay) and Europe and Middle East (EMEA).

These financial statements of MBH as of and for the year ended December 2018, have been prepared in connection with Rule 3-09 of Regulation S-X, of the US Securities and Exchange Commission (SEC) which requires to file with the SEC, the separate financial statements of a significant equity method investee.

These financial statements were approved and authorized for issuance by Francisco Martinez Davis, Chief Executive Officer of Atlantica, on February 26, 2019.

1 AEC is the Algerian agency in charge of delivering Algeria’s large-scale desalination program. It is a joint venture set up in 2001 between the national oil and gas company, Sonatrach, and the national gas and electricity company, Sonelgaz. Each of Sonatrach and Sonelgaz owns 50% of AEC.

Note 2.-  Basis of preparation

2.1.	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the International Accounting Standard (IAS) Board (hereinafter, IFRS-IASB) and show the equity and financial situation at December 31, 2018 and 2017, as well as the gains and losses on its operations, changes in its equity and cash flow statement for the reporting period ended as of December 31, 2018, 2017 and 2016.

These financial statements have been prepared under the going-concern assumption.

The Company does not have any subsidiary as of and for any period presented and the financial information presented herein only reflects the transactions related to MBH.

2.2.	Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2018 under IFRS-IASB, applied by the Company in the preparation of these financial statements:

-	IFRS 9 ‘Financial Instruments’.
-	IFRS 15 ‘Revenues from contracts with Customers’.
-	IFRS 15 (Clarifications) ‘Revenues from contracts with Customers’.
-	IFRS 16 ‘Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted, but conditioned to the application of IFRS 15.
-	IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’.
-	IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’.
-	Annual Improvements to IFRSs 2015-2017 cycles.
-	IFRIC 22 Foreign Currency Transactions and Advance Consideration.
-	IAS 40 (Amendment). Transfers of Investment Property.
-	IAS 28 (Amendment). Long-term Interests in Associates and Joint Ventures.

The applications of these amendments have not had any material impact on these financial statements.

In relation to IFRS 15, IFRS 9 and IFRS 16, the Company performed the following analysis:

IFRS 15 ‘Revenues from contracts with Customers’

In May 2014, the IASB (International Accounting Standards Board) published IFRS 15 “Recognition of Revenue from Contracts with Customers”. This Standard brings together all the applicable requirements and replaces the current standards for recognizing revenue: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Program, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

The new requirements may lead to changes in the current revenue profile, since the Standard’s main principle is that the Company must recognize its revenue in accordance with the transfer of goods or services to the customers in an amount which reflects the consideration that the Company expects to receive in exchange for these goods or services. The model laid out by the Standard is structured in five steps:

-	Step 1: Identifying the contract with the customer.

-	Step 2: Identifying the performance obligations.

-	Step 3: Determining the transaction price.

-	Step 4: Assigning the transaction price in the performance obligations identified in the contract.

-	Step 5: Recognition of revenue when (or as) the Company performs the performance obligations.

Contracted concessional assets and price purchase agreements (PPAs) include the fixed asset financed through project debt, related to service concession arrangement recorded in accordance with International Financial Reporting Interpretations Committee 12 (“IFRIC 12”).

According to IFRS 15, the Company should assess the goods and services promised in the contract with the customer and shall identify as a performance obligation each promise to transfer to the customer a good or service (or a bundle of goods or services).

The Company has identified two performance obligations (construction and operation of the asset). The contract state that each service (construction and operation) has its own transaction price. For this reason, both performance obligations are separately identifiable in the context of the contract. The Company must allocate the total consideration to be received by the contract to each performance obligation. As mentioned above, the different services performed have been identified as two different performance obligations (construction and operation). Each performance obligation has its own transaction price stated in the contract. Such transaction prices are agreed in the contract by the parties in an orderly transaction, with no interrelation between both transaction prices and therefore correspond to the fair value of the goods and services provided in each case. As a result, for IFRS 15 purposes, the total transaction price will be allocated to each performance obligation in accordance with the two transaction prices stated within the contract, as they represent the respective fair values of the identified performance obligations.

Additionally, the services are satisfied over time. The concessional asset of the Company is in operation and the Company satisfies the performance obligations and recognizes revenue over time.

IFRS 15 also incorporates specific criteria to determine which costs relating to a contract should be capitalized by distinguishing between incremental costs of obtaining a contract and costs associated with fulfilling a contract. No significant costs of obtaining a contract or compliance (other than those that are already capitalized) have been identified.

As the practice for revenue recognition applied until December 31, 2017, is consistent with the analysis above under IFRS 15, the Company considers that the adoption of this standard has no impact in the financial statements of the Company.

Also, the Company adopted IFRS 15 applying the full retrospective method to each prior reporting period presented, but without changes in the comparative reporting periods as the adoption of the standard has no effect in the financial statements.

IFRS 9 ‘Financial Instruments’

IFRS 9 Financial Instruments issued on 24 July 2014 is the IASB’s replacement of IAS 39 Financial Instruments: Recognition and Measurement. The standard addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The Company adopted the standard as of January 1, 2018, including the new requirements for hedge accounting. The Company adopted retrospectively without re-expressing comparative periods. The analysis performed by the Company is as follows:

-	Classification and measurement of financial instruments:

a)
Financial assets: IFRS 9 classifies all financial assets that are currently in the scope of IAS 39 into two categories:  amortized cost and fair value. Where assets are measured at fair value, gains and losses are either recognized entirely in profit or loss (fair value through profit or loss, “FVTPL”), or recognized in other comprehensive income (fair value through other comprehensive income, “FVTOCI”). The new guidance has no significant impact on the classification and measurement of the financial assets of the Company as the vast majority of financial assets are currently measured at amortized cost and meet the conditions for classification at amortized cost under IFRS 9. As a result, the Company maintained this classification.

b)
Financial liabilities: IFRS 9 does not change the basic accounting model for financial liabilities under IAS 39. Two measurement categories continue to exist: FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. As a result, the Company concluded that there is no significant impact on the financial statements.

-
The new impairment model requires the recognition of impairment provisions based on expected credit losses (“ECL”) rather than only incurred credit losses as is the case under IAS 39. The Company reviewed the financial assets subject to the new model of impairment under the new methodology (using credit default swaps, rating from credit agencies and other external inputs in order to estimate the probability of default) and recorded an adjustment to the opening balance sheet of these financial statements as detailed below in the table showing the adjustments arising from the application of IFRS 9.

The impact of applying IFRS 9 to the financial statements for the year ended December 31, 2018 is not significant.

IFRS 16 ‘Leases’

The IASB issued a new lease accounting standard, IFRS 16, in January 2016, which requires the recognition of lease contracts on the statement of financial position.

IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. Leases are ‘capitalized’ by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use of assets) or together with contracted concessional assets. If lease payments are made over time, a company also recognizes a financial liability representing its obligation to make future lease payments.

In the income statement, IFRS 16 replaces the straight-line operating lease expense for those leases applying IAS 17, with a depreciation charge for the lease asset (included within operating expenses) and an interest expense on the lease liability (included within finance expenses). IFRS 16 also impacts the presentation of cash flows related to former off-balance sheet leases.

The Company performed its assessment of the impact on its financial statements. The most significant impact identified is that the Company recognizes new assets and liabilities for its existing operating leases of land rights and offices.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Company decided to early adopt the standard as of January 1, 2018.

An entity shall apply this standard using one of the following two methods: full retrospectively approach or a modified retrospective approach. The Company has chosen the latter and accounted for assets as an amount equal to liability at the date of initial application. The impact on the opening balance sheet of these financial statements is shown in the table below.

The impact of applying IFRS 16 to the financial statements for the year ended December 31, 2018 is not significant.

Summary of adjustments arising from application of IFRS 9 and IFRS 16 as of December 31, 2017

($ in thousands)	As reported	IFRS 9 Expected credit losses (*)	IFRS 16 Adjustments	Restated at January 1, 2018
Contracted concessional assets	185,273	(5,763)	1,970	181,480

Provisions	936	—	1,970	2,906

Retained Earnings	112,562	(5,763)	—	106,799

(*) The expected credit losses provision only applies to the concessional assets recorded as financial assets for an amount before provision of $185,206 thousand as of December 31, 2017 (see Note 5).

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2019:

·
IFRS 9 (Amendments to IFRS 9): Prepayment Features with Negative Compensation. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·	IFRS 17 ‘Insurance Contracts’. This Standard is applicable for annual periods beginning on or after January 1, 2021 under IFRS-IASB, earlier application is permitted.
·
IAS 19 (Amendment). Amendments to IAS 19: Plan Amendment, Curtailment or Settlement. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·	IFRIC 23: Uncertainty over Income Tax Treatments. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB.
·
IAS 28 (Amendment). Long-term Interests in Associates and Joint Ventures. This amendment is mandatory for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted.

·	IFRS 3 (Amendment). Definition of Business. This amendment is mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB, earlier application is permitted.
·	IAS 1 and IAS 8 (Amendment). Definition of Material. This amendment is mandatory for annual periods beginning on or after January 1, 2020 under IFRS-IASB, earlier application is permitted.
·	Amendments to References to the Conceptual Frameworks in IFRS Standards. This Standard is applicable for annual periods beginning on or after January 1, 2020 under IFRS-IASB.

The Company does not anticipate the effect of the application of any of the above standards, interpretations or amendments to have a significant effect in the financial statements of the Company.

2.3.	Critical accounting policies and estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industry and region where the Company operates, taking into account future development of the businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these financial statements, are Contracted concessional agreements (see Note 3.1.).

As of the date of preparation of these financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2018, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the income statement of the year in which the change occurs.

2.4.1.	Useful lives of contracted concessional assets items

The useful lives of contracted concessional assets are estimated in accordance with the foreseeable life cycles for the use of desalination plants. The Company reviews the useful lives of the plant every year. In the case of technical innovations and changes in the cycles of the sector in which it operates, the Company determine whether it is necessary to correct that estimate, and if the estimate differs from that previously performed, the effect of the change is accounted on a prospective basis beginning from the year in which the change is made.

2.4.2.	Revenue recognition

As mentioned in Note 1, MBH signed a “public-to-private” arrangement to build, operate and transfer of a concessional infrastructure for a 25 year period which includes the design of the infrastructure, as well as the services related to its operation and maintenance for the period agreed.

Consequently, as per the provisions of International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), the Company recognized a financial asset at the fair value of the construction services and measured revenue and costs for providing construction services during the period of construction of the infrastructure in accordance with IFRS15 ‘Revenues from contracts with Customers’.

Project name	Country	Period of Concession	Offtaker	Arrangement Terms (price)	Description of the Arrangement
Honaine	Algeria	25 Years	Sonatrach & ADE	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	25 years purchase agreement

The financial asset is subsequently recorded at amortized cost calculated according to the effective interest method. Revenue from operations and maintenance services is recognized in each period according to IFRS 15. The remuneration of managing and operating the asset resulting from the valuation at amortized cost is also recorded in revenue.

2.4.	Functional currency and presentation currency

The financial statements are presented in thousands of US Dollars (Usd). The functional currency of the Company is the Dinar (DZD).

The conversion to the presentation currency from the functional currency has been performed using the following procedures:

-	Assets and liabilities for each statement of financial position presented were translated at the closing rate;

-	For each period presented, income and expenses in the period were translated at the average exchange rate of the period;

-	All resulting exchange differences were recognized in the other comprehensive income.

The conversion to the presentation currency has a negative impact in equity, due to the appreciation of the USD against the DZD, within the line Other comprehensive income, of Usd 44,252 thousand and Usd 40,739 thousand as of December 31, 2018 and 2017, respectively.

Note 3.- Significant accounting policies

These are the principal accounting policies used in preparing these financial statements:

3.1.	Contracted Concessional Assets

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12.

The application of IFRIC 12 requires extensive judgment in relation with, among other factors, (i) the identification of certain infrastructures and contractual agreements in the scope of IFRIC 12, (ii) the understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the timing and recognition of the revenue from construction and concessionary activity.

The Company recognizes a financial asset as the demand risk is assumed by the grantor, to the extent that the concession holder has an unconditional right to receive payments for the asset and the only substantial risk of non-recovery of the initial investment is credit deterioration of the counterparty.

The financial asset is subsequently recorded at amortized cost calculated according to the effective interest method. Revenue from operations and maintenance services is recognized in each period according to IFRS 15 “Revenue from contracts with Customers”. The remuneration of managing and operating the asset resulting from the valuation at amortized cost is also recorded in revenue.

Financing costs are expensed as incurred.

According to IFRS 9, The Company recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the appropriate effective interest rate.

There are two main approaches to applying the ECL model according to IFRS 9: the general approach which involves a three stage approach, and the simplified approach, which can be applied to trade receivables, contract assets and lease receivables. The Company has elected to apply the simplified approach. Under this approach, there is no need to monitor for significant increases in credit risk and entities will be required to measure lifetime expected credit losses at each end of reporting period.

The key elements of the ECL calculations are the following:

-	the Probability of Default (“PD”) is an estimate of the likelihood of default over a given time horizon. The Company calculates PD based on Credit Default Swaps spreads (“CDS”);
-	the Exposure at Default (“EAD”) is an estimate of the exposure at a future default date;
-
the Loss Given Default (“LGD”) is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the Company would expect to receive. It is expressed as a percentage of the EAD.

3.2.	Financial investments

Financial investments are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets are added to the fair value of the financial assets on initial recognition.

The classification of financial investments depends on the nature and purpose for which they were acquired. Management determines the classification of its financial assets at initial recognition.

Financial investments held by the Company other than Contracted Concessional Assets are classified as ‘Trade and other receivables’.

Trade and other receivables are non-derivative financial assets with fixed or determinable payments, not listed on an active market. After initial recognition, they are measured at amortized cost in accordance with the effective interest rate method.

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Trade and other receivables are assessed for indicators of impairment at the end of each reporting period.  Trade receivables are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments, as well as observable changes in national or local economic conditions that correlate with default on receivables.

Pursuant to IFRS 9, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

3.3.	Financial liabilities

Financial liabilities include project debt and trade and other payables, which are further described in Note 10.

Borrowings and trade and other payables are initially measured at fair value, net of transaction costs incurred. They are subsequently measured at amortized cost using the effective interest rate method. Any difference between the proceeds initially received (net of transaction costs incurred in obtaining such proceeds) and the repayment value is recognized in the income statement over the duration of the borrowing using the effective interest rate method.

3.4.	Related party transactions

In general, operations with related parties are initially recorded at their fair value. The subsequent valuation is made in accordance with the terms set out in the corresponding regulations (refer to Note 13).

3.5.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments.

3.6.	Classification of assets and liabilities as current or non-current.

The Company presents the Statement of financial position classifying assets and liabilities between current and non-current. For these purposes, assets and liabilities are considered current if they meet the following criteria:

-	Assets are classified as current if it is expected that they will be realized, sold or consumed within twelve months from the date of close;

-
Liabilities are classified as current if it is expected that they will be settled within twelve months from the date of close, or the Company does not have the unconditional right to defer the cancellation of the liabilities during the twelve months following the date of close.

Note 4.-  Financial risk management

Financial risk factors

The activities carried out by the Company are exposed to different financial risks: market risk, credit risk and liquidity risk.

Management of the Company seeks to minimize the potential adverse effects of these risks on the Company’s financial profitability.

Market risk

The Company is not exposed to interest rate risk considering its debt is at a fixed interest rate. Tariffs of the water purchase agreement are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and the local currency.

Credit risk

The Company considers that it has limited credit risk with clients as revenues are derived from revenue contracted agreement with state-owned entities.

Liquidity risk

The aim of the Company’s liquidity and financing policy is to ensure that the Company has sufficient availability of funds to meet its financial commitments.

The Company aims to have adequate capacity for the repayment of its debt in relation to its cash generation capacity.

The Company has a project financing in place. The repayment profile of this debt is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Note 5.- Contracted concessional assets

The amounts and variations registered during the 2018 and 2017 financial year for Contracted concessional assets were:

	Balance as of December 2017	New accounting standards (See Note 2)	Additions	Disposals	Currency Translation differences	Balance as of December 2018 (unaudited)
Property Plant and Equipment- Gross	159	-	35	(23)	(3)	168
Leases	-	1,970	-	-	(19)	1,951
Accumulated Depreciation	(92)	-	(152)	23	3	(218)
Net Property Plan Equipment	67	1,970	(117)	-	(19)	1,901
Financial assets	185,206	-	-	(232)	(4,256)	180,719
Expected Credit Losses	-	(5,763)	(42)	-	57	(5,749)
Total Contracted concessional assets	185,273	(3,793)	(159)	(232)	(4,218)	176,871

	Balance as of December 2016	Additions	Disposals/Other movement	Currency translation differences	Balance as of December 2017
Property plant and equipment - gross	197	23	(52)	(9)	159
Accumulated depreciation	(127)	(22)	52	5	(92)
Property plan equipment, net	70	1	-	(4)	67
Financial assets	196,091	-	(2,349)	(8,536)	185,206
Total contracted concessional assets	196,161	1	(2,349)	(8,540)	185,273

Contracted concessional assets include mainly the water plant financed through project debt which is accounted for as a financial liability (see Note 10), and relating to service concession arrangements, which is accounted for as a financial asset in accordance with IFRIC 12. The current portion of this financial asset amounts to Usd 37.1 million and Usd 32.5 million as of December 31, 2018 and 2017 respectively (Note 6.1.).

Property plan and equipment primarily include surface rights, furniture, information processing, transportation equipments and leases for land rights and offices.

No losses from impairment of “Contracted concessional assets” were recorded during 2017 and 2016.

Note 6.-  Breakdown of financial instruments

6.1. The breakdown of the financial assets as of December 31, 2018 and 2017 is as follows:

	Balance as of December 31,
	2018 (unaudited)	2017
Clients (Note 7)	9,233	8,739
Prepayments	69	27
VAT receivable (Note 11)	206	197
Financial investments	37,460	32,892
Of which, non-current portion	355	361
Of which, current portion	37,105	32,531
Cash and cash equivalents (Note 8)	23,028	28,785
Total	69,996	70,640

As of December 31, 2018, and 2017, financial investments include the current portion of contracted concessional assets (Note 5).

6.2. The breakdown of long-term financial liabilities as of December 31, 2018 and 2017 is as follows:

	Balance as of December 31,
	2018 (unaudited)	2017
Long-term project debt (Note 10)	79,788	89,387
Provisions (Note 10)	2,776	936
Total	82,564	90,323

The breakdown of short-term financial liabilities as of December 31, 2018 and 2017 is as follows:

	Balance as of December 31,
	2018 (unaudited)	2017
Related parties (Note 13)	1,913	2,300
Short-term project debt (Note 10)	9,590	11,047
Trade accounts payable and other (Note 10)	1,677	816
Total	13,180	14,163

6.3. Analysis by maturities

Amounts of financial instruments with a maturity which is defined or which may be defined classified by year of maturity are as follows:

As of December 31, 2018:

Financial assets	2019	Subsequent years	Total
Clients	9,233	-	9,233
Prepayments	69	-	69
VAT receivable	206	-	206
Financial investments	37,105	355	37,460
Total	46,613	355	46,968

Financial liabilities	2019	2020	Subsequent years	Total
Debt with related parties	1,913	-	-	1,913
Project debt	9,590	9,240	70,548	89,378
Trade accounts payable and other	1,677	-	-	1,677
Provisions	100	104	2,572	2,776
Total	13,280	9,344	73,120	95,744

As of December 31, 2017:

Financial assets	2018	Subsequent years	Total
Clients	8,739	-	8,739
Prepayments	27	-	27
VAT receivable	197	-	197
Financial investments	32,531	361	32,892
Total	41,494	361	41,855

Financial liabilities	2018	2019	Subsequent years	Total
Debt with related parties	2,300	-	-	2,300
Project debt	11,047	9,240	80,147	100,434
Trade accounts payable and other	816	-	-	816
Provisions	-	-	936	936
Total	14,163	9,240	81,083	104,486

Note 7.- Trade and other receivables

The details of trade and other receivables as of December 31, 2018 and 2017 is as follows:

	Balance as of December 31,
	2018 (unaudited)	2017
Clients	9,233	8,739
VAT receivable	206	197
Total	9,439	8,936

The balance indicated in clients fully refers to collection rights with ADE and risk of its balances is minimal, as the collection period is lower than three months.

There were no provisions for impairment losses of loans and accounts receivable at December 31, 2018 and 2017.

Note 8.-  Cash and cash equivalents

Cash and cash equivalents corresponds entirely to cash on hand as of December 31, 2018 and 2017.

Cash at hand represent liquid resources held in bank accounts.

Note 9.-  Capital and reserves

As of December 31, 2018 and 2017 the share capital is DZD 4,015,000 thousand comprising 401,500 ordinary shares of one single class and series, all vested with identical economic and voting rights, of a face value of DZD 10,000 each, fully subscribed and paid.

The percentage of ownership of the shareholders of the Company is as follows:

% of shares
Algerian Energy Company, SPA	49%
Geida Tlemcen, S.L.	51%
Total	100%

Legal reserve

In accordance with Article 721 of the Algerian Code de Commerce, a figure equal to 5% of the profit of the financial year must be used to create a legal reserve until it reaches the level of at least 10% of the share capital. This reserve may not be distributed. As of December 31, 2018, the legal reserve represents a 10% of the share capital.

On April 19, 2017, the shareholders of the Company approved during the ordinary shareholder´s meeting to declare a dividend of DZD 1,359,479,000, accounting for a dividend per share of DZD 3,386.

On April 10, 2018, the shareholders of the Company approved during the ordinary shareholder´s meeting to declare a dividend of DZD 2,277,308,000, accounting for a dividend per share of DZD 5,672.

Note 10.-  Project debt and other payables

The breakdown of project debt and other payables as of December 31, 2018 and 2017 are as follows:

	Balance as of December 31,
	2018 (unaudited)	2017
Long-term debt and payable
Project debt	79,788	89,387
Provisions	2,776	936
Total long-term debt and payable	82,564	90,323
Short-term debt and Other payables
Project debt	9,590	11,047
Payables to related parties	1,913	2,300
Trade accounts payable and other	1,677	816
Total short-term debt and payable	13,180	14,163
Total debt and other payables	95,744	104,486

Long and short-term project debt corresponds to the facility agreement, signed in May 2007 and amended in November 2008 and June 2013 with Crédit Populaire d’Algerie, or CPA. The final amount of the loan drawn down was DZD 16,042 million and it accrues a fixed-rate interest of 3.75%. The repayment schedule of this debt is made up of sixty quarterly payments, ending in April 2027.

The carrying value of other liabilities such as trade payables approximates the fair value, given the nature and maturity of these liabilities.

Note 11.-  Tax position

The company is registered to the ANDI “Agence Nationale de Developpement de L`investissement”. This registration grants advantage for companies who invest in Algeria and register to this agency with some conditions. The Company gets from this agency the following benefits:

-	Exemptions from the income tax (“IBS”);
-	Exemption from tax on professional activity (“TAP”).

These benefits are for 10 years from the beginning of the project, being December 11, 2011. After that period, in case the exemption is not extended, a claim may be made under the water purchase agreement for compensation in the tariff.

Due to this income tax exemption, the Company has not registered any income tax asset or liability.

The detail of the current tax receivables and payables as of December 31, 2018 and 2017 is as follows:

	Balance as of December 31,
	2018 (unaudited)	2017
VAT refundable	206	197
Total	206	197

As of December 31, 2018 and 2017, the Company has an open tax inspection with the tax authorities related to the years 2017, 2016, 2015 and 2014.

Note 12.-  Revenue and Expenses

12.1. Revenue for the years ended December 31, 2018 and 2017 amount to Usd 50,612 thousand and Usd 51,459 thousand respectively, and fully relate to the water purchase agreement.

12.2. Breakdown of Other operating expenses for the years ended December 31, 2018, 2017 and 2016 are as follows:

	For the year ended December 31,
Other operating expenses	2018 (unaudited)	2017	2016
Operation and maintenance	(10,837)	(10,652)	(10,862)
Leases	-	(183)	(194)
External technical services	(503)	(253)	(102)
Insurance premiums	(574)	(613)	(638)
Customs duties	(403)	(245)	(101)
Supplies	(5,417)	(5,677)	(5,632)
Other expenses	(213)	(303)	(369)
Total other operating expenses	(17,946)	(17,926)	(17,898)
Related parties (Note 13)	(10,371)	(10,652)	(10,862)
Other than related parties	(7,575)	(7,274)	(7,037)

Other operating expenses mainly relate to operation and maintenance for which MBH signed an operation and maintenance contract and a membrane and chemical products supply contract with UTE Honaine O&M (a joint venture between Abengoa Water, S.L. and Sacyr, S.A., each holding 50%).

The O&M agreement is a 25-year contract from COD and is composed of a fixed fee and a variable component. The fixed O&M cost covers mainly structural and staff costs. The variable O&M cost covers the chemical products, filters cost and membranes costs related to the water production.

12.3. Breakdown of financial result for the years ended December 31, 2018, 2017 and 2016 is as follows:

	For the year ended December 31,
Financial result	2018 (unaudited)	2017	2016
Financial income	74	133	37
Interest related to project debt	(3,659)	(4,137)	(4,538)
Total financial result	(3,585)	(4,004)	(4,501)
Other than related parties	(3,585)	(4,004)	(4,501)

The increase of the financial result is mainly due to the effect of the repayment schedule of the project debt, which has decreased by $8.8 million and $8.9 million during the year 2018 and 2017 respectively (see Note 10).

Note 13.- Related Parties

The Company has historically conducted operations with some related parties consisting of Abengoa´s subsidiaries. Further to the sale of its remaining 16.47% stake in Atlantica to Algonquin Power & Utilities (“Algonquin”) on November 27, 2018, Abengoa and its subsidiaries ceased to fulfill the conditions to be a related party as per IAS 24 - Related Parties Disclosures.

The breakdown of balances and transactions with related parties as of December 31, 2018 and 2017 is as follows:

As of December 31, 2018:
Company		Short term payables (unaudited)
Geida Tlemcen, S.L.	Shareholder	1
Sacyr Aguas, S.L.	O&M	1,237
Sonelgaz SPA	Affiliate	675
Total		1,913

Company		Operating expenses (unaudited)
Sacyr Aguas, S.L.	O&M	(5,934)
Abengoa Water, S.L.	O&M	(4,437)
Total		(10,371)

As of December 31, 2017:

Company		Short term payables
Geida Tlemcen, S.L.	Shareholder	1
Sacyr Aguas, S.L.	O&M	1,436
Abengoa Water, S.L.	O&M	425
Sonelgaz SPA	Affiliate	438
Total		2,300

Company		Operating expenses
Sacyr Aguas, S.L.	O&M	(4,847)
Abengoa Water, S.L.	O&M	(5,805)
Total		(10,652)

Note 14.- Subsequent Events

No material event occurred after the balance sheet date ending December 31, 2018.